Exhibit 99.3
AMENDMENT NUMBER 2023-3
LOWE’S 401(k) PLAN
This Amendment Number 2023-3 to the Lowe’s 401(k) Plan, as amended and restated effective as of January 1, 2023 (the “Plan”) is adopted by Lowe’s Companies, Inc. (the “Company”).
WITNESSETH:
WHEREAS, the Company maintains the Plan for the benefit of its eligible employees and the eligible employees of its wholly-owned subsidiaries, which have adopted and participate in the Plan; and
WHEREAS, Section 15 of the Plan authorizes the amendment of the Plan by action of the Board of Directors of the Company or the Committee;
WHEREAS, it is desired to amend the Plan to specifically provide that a participant’s alternate payee under a qualified domestic relations order (“QDRO”) shall be subject to the automatic cashout and mandatory rollover rules under the Plan, consistent with the Plan’s QDRO procedures;
WHEREAS, the Administrative Committee approved the amendment as stated below during the December 7, 2023 Administrative Committee meeting; and
NOW, THEREFORE, Section 9(d) of the Plan is hereby amended, effective as of January 1, 2024, by adding a new sentence at the end of the introductory paragraph to read as follows:
“Notwithstanding any other provision of the Plan to the contrary, the automatic cashout and mandatory rollover rules of this paragraph (d) shall also apply to any spouse or former spouse who is the Participant’s alternate payee under a “qualified domestic relations order”, as defined in Section 414(p) of the Code.”
Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.
IN WITNESS THEREOF, the Administrative Committee has caused this Amendment Number 2023-3 to be executed by a duly authorized member.

LOWE’S COMPANIES, INC.

By: /s/ David R. Green